SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(AMENDMENT NO. 3)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

EMDEON CORPORATION
(Name of Subject Company (Issuer))

EMDEON CORPORATION (Issuer)
(Names of Filing Persons (Issuer and Offeror))
Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)
290849108
(CUSIP Number of Class of Securities)

Charles A. Mele, Esq.
Emdeon Corporation
669 River Drive, Center 2
Elmwood Park, New Jersey 07407-1361
(201) 703-3400
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copy to:
Robert Evans III, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022-6069
CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$492,000,000	$57,908.40

(1)	Estimated solely for purposes of calculating the filing fee only, based on the purchase of 60,000,000 shares of common stock at the offer price of $8.20 per share.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, equals $117.70 per million of the value of the transaction.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
	Amount Previously Paid: $57,908.40	Filing Party: Emdeon Corporation
	Form or Registration No.: Schedule TO	Date Filed: November 23, 2005
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☑ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1. SUMMARY TERM SHEET.
SIGNATURE
EXHIBIT INDEX

INTRODUCTION
     This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on November 23, 2005, as amended and supplemented by Amendment No. 1 and Amendment No. 2 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 29, 2005 and December 8, 2005, respectively (collectively, the “Schedule TO”) relating to the offer by Emdeon Corporation, a Delaware corporation, to purchase up to 60,000,000 shares of its common stock, par value $0.0001 per share, at a price of $8.20 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 23, 2005, as amended through the date hereof (as amended, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively. This Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended.
ITEM 1. SUMMARY TERM SHEET.
The information set forth in Item 1 is hereby amended by the following:

The question and answer under the caption “Once I have tendered shares in the Offer, can I withdraw my tender?” is hereby amended and restated in its entirety as follows:
“Once I have tendered shares in the Offer, can I withdraw my tender?
Yes. You may withdraw any shares you have tendered at any time before 12:00 midnight, New York City time, on Wednesday, December 21, 2005, unless we extend the Offer, in which case you can withdraw your shares until the expiration of the Offer as extended. If we have not accepted for payment the shares you have tendered to us, you may also withdraw your shares at any time after 12:00 midnight, New York City time, on Monday, January 23, 2006. See Section 4.”

The changes being made to the question and answer under the above referenced caption in this Amendment, and in Amendment No. 2, are intended to conform the information in the relevant question and answer to information already set out under Section 4 (“Withdrawal Rights”) of the Offer to Purchase. No substantive change to the terms of the Offer or the withdrawal rights afforded to holders was intended.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: December 9, 2005

EMDEON CORPORATION
By:	/s/ Lewis H. Leicher
	Name:	Lewis H. Leicher
	Title:	Senior Vice President

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase dated November 23, 2005.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)*	Press Release dated November 23, 2005.
(a)(1)(H)*	Summary Advertisement.
(a)(1)(I)*	Letter to Stockholders dated November 23, 2005.
(a)(1)(J)**	Letter to Participants in the Emdeon Corporation 401(k) Savings Plan dated November 28, 2005.
(a)(1)(K)**	Letter to Participants in the Emdeon Corporation Performance Incentive Plan dated November 25, 2005.
(a)(1)(L)**	Letter to Participants in the Emdeon Practice Services, Inc. 401(k) Profit Sharing Plan dated November 28, 2005.
(a)(1)(M)**	Letter to Participants in the Porex Corporation 401(k) Savings Plan dated November 28, 2005.
(a)(1)(N)*	Letter to Vested Stock Option Holders dated November 23, 2005.
(a)(1)(O)*	Email communication to Employees.
(a)(1)(P)	Notice to Directors and Executive Officers of Emdeon Corporation, dated November 28, 2005, regarding Blackout Period with Respect to Trading of Emdeon Securities (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed on November 28, 2005).
(a)(5)(A)***	Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 16, 2005, as amended on May 2, 2005.
(a)(5)(B)***	Quarterly Report on Form 10-Q, filed on May 10, 2005.
(a)(5)(C)***	Quarterly Report on Form l0-Q, filed on August 9, 2005.
(a)(5)(D)***	Quarterly Report on Form l0-Q, filed on November 9, 2005.
(a)(5)(E)***	Current Report on Form 8-K, filed on March 22, 2005.
(a)(5)(F)***	Current Report on Form 8-K, filed on April 1, 2005.
(a)(5)(G)***	Current Report on Form 8-K, filed on April 28, 2005.
(a)(5)(H)***	Current Report on Form 8-K, filed on May 2, 2005, as amended on June 2, 2005 and June 3, 2005.
(a)(5)(I)***	Current Report on Form 8-K, filed on May 3, 2005.
(a)(5)(J)***	Current Report on Form 8-K, filed on May 13, 2005.
(a)(5)(K)***	Current Report on Form 8-K, filed on July 14, 2005, as amended on July 19, 2005.
(a)(5)(L)***	Current Report on Form 8-K, filed on July 27, 2005.
(a)(5)(M)***	Current Report on Form 8-K, filed on August 4, 2005.
(a)(5)(N)***	Definitive Proxy Statement, filed on August 5, 2005.
(a)(5)(O)***	Current Report on Form 8-K, filed on August 30, 2005, as amended on November 9, 2005.
(a)(5)(P)***	Current Report on Form 8-K, filed on September 30, 2005.
(a)(5)(Q)***	Current Report on Form 8-K, filed on October 19, 2005.
(a)(5)(R)***	Current Report on Form 8-K, filed on November 3, 2005.
(a)(5)(S)***	Current Report on Form 8-K, filed on November 17, 2005.
(a)(5)(T)***	Current Report on Form 8-K, filed November 18, 2005 (two reports).
(a)(5)(U)***	Current Report on Form 8-K, filed November 23, 2005.
(b)	Not Applicable.
(d)(1)	WebMD Corporation 2001 Employee Non-Qualified Stock Option Plan, as amended (incorporated by reference to Exhibit 10.46 to the Company’s Form 10-K for the year ended December 31, 2001, as amended by Amendment No. 1 on Form 10-K/A).
(d)(2)	Healtheon Corporation 1996 Stock Plan and Form of Stock Option Agreement (incorporated by reference to Exhibit 10.2 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (No. 333-70553) filed February 10, 1999).
(d)(3)	WebMD Corporation 2000 Long-Term Incentive Plan (incorporated by reference to Annex G to the Proxy Statement/Prospectus, filed on August 7, 2000, and included in the Company’s Registration Statement on Form S-4 (No. 333-39592)).

(d)(4)	Envoy Stock Plan (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 (No. 333-42616) filed July 31, 2000).
(d)(5)	WebMD Corporation 2002 Restricted Stock Plan (incorporated by reference to Exhibit 10.21 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2002).
(d)(6)	2003 Non-Qualified Stock Option Plan for Employees of Advanced Business Fulfillment, Inc. (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003).
(d)(7)	Registration Rights Agreement (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K/A filed on November 9, 2005 (amending the Current Report on Form 8-K filed on August 30, 2005)).
(g)	Not Applicable.
(h)	Not Applicable.

*	Previously filed with the Schedule TO on November 23, 2005.

**	Previously filed on Amendment No. 1 to Schedule TO on November 29, 2005.

***	Previously filed.

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